
03025620


SEC MAIL
RECEIVED
PROCESSING
JUN 27 2003
WASH, D.C.
188
SECTION

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans,
Pursuant to Section 15(d) of The Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________
Commission file number 1-5375

Pulse Engineering, Inc. 401(k) Plan
12220 World Trade Drive
San Diego, CA 92128
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

Technitrol, Inc.
1210 Northbrook Drive, Suite 385
Trevose, PA 19053
(Name of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

CPGH

PULSE ENGINEERING, INC. 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)



1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

To Plan Administrator
Pulse Engineering, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pulse Engineering, Inc. 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at year end) and loans in default are presented for purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974*. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 6, 2003

PULSE ENGINEERING, INC. 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments in Fidelity Mutual Funds:			
Emerging Markets Fund	$	167,306	126,906
Export and Multinational Fund		538,789	582,836
Growth Company Fund		3,917,910	6,149,424
Growth and Income Portfolio		3,198,458	4,344,147
Intermediate Bond Fund		1,744,324	1,645,271
Low-Priced Stock Fund		1,206,783	824,578
Magellan Fund		1,603,614	2,247,260
Overseas Fund		427,008	574,554
Puritan Fund		475,152	515,385
Retirement Money Market Fund		4,410,979	3,865,143
Mid Capital Stock Fund		173,815	158,437
Freedom Income Fund		68,614	3,426
Freedom 2000 Fund		30,011	7,903
Freedom 2010 Fund		64,394	9,572
Freedom 2020 Fund		108,015	7,284
Freedom 2030 Fund		13,089	769
Freedom 2040 Fund		12,871	3,620
Concord Street Spartan Total Market Index Fund		63,460	78,997
Invesco Stock Funds Inc Dynamics Fund		29,995	131,978
Technitrol, Inc. common stock		178,683	324,328
Participant loans		557,469	616,475
Total investments		18,990,738	22,218,293
Net assets available for plan benefits	$	18,990,738	22,218,293

See accompanying notes to financial statements.

PULSE ENGINEERING, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Changes to net assets attributed to:		
Contributions:		
Employer	$ 878,975	980,519
Employee	1,317,587	1,502,366
Rollover	—	118,857
Investment income	121,385	216,766
Net depreciation in fair value of investments	(3,926,356)	(2,856,671)
Transfers from other plans	211,092	—
Total deductions	(1,397,317)	(38,163)
Deductions from net assets attributed to:		
Administrative expenses	3,198	3,985
Benefits paid to participants	1,827,040	1,519,804
Total deductions	1,830,238	1,523,789
Net decrease in net assets available for plan benefits	(3,227,555)	(1,561,952)
Net assets available for plan benefits:		
Beginning of year	22,218,293	23,780,245
End of year	$ 18,990,738	22,218,293

See accompanying notes to financial statements.

PULSE ENGINEERING, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Plan Description

(a) General

The Pulse Engineering, Inc. 401(k) Plan (the Plan) is a defined contribution plan of Pulse Engineering, Inc., a subsidiary of Technitrol, Inc. (the Company). Employees become eligible to participate in the Plan as of the January 1, April 1, July 1, or October 1 after the date of hire. Except for the expenses and commissions incidental to the purchase and sale of securities, substantially all costs of Plan administration are paid by the Company.

(b) Plan Merger

Effective January 1, 2002, both participants in and assets of the Excelsus Technologies, Inc. 401(k) Plan was merged into the Plan. The terms of the plan eligibility requirements and Company matching contributions were replaced in favor of the Plan.

(c) Contributions

Participants may elect to contribute up to 15% of their compensation each year. As amended September 1, 1999, the Company contributes 100% of the first 6% of base compensation that a participant contributes. All employer contributions after September 1, 1999 are considered immediately vested. Prior to September 1, 1999, for all participants with over three years of service, the Company made a matching contribution equal to 100% of the participant's contribution, not to exceed 4% of the participant's compensation. For participants with over two, but less than three years of service, the Company made a matching contribution equal to 50% of the participant's contribution, not to exceed 2% of the participant's compensation.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions, matching employer contributions, an allocation of discretionary employer contributions, and Plan earnings or losses. Allocations of discretionary employer contributions are based on compensation, as defined. Allocations of Plan earnings or losses are based upon account balances, as defined in the Plan document.

(e) Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's account, or monthly or annual installments over a period of time not to exceed the participant's life expectancy (or the life expectancy of the participant's spouse in the case of retirement or disability).

(f) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Investment Valuation

The Plan's investments are stated at fair market value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

(3) Investments

Participants may elect to allocate their account balances to Technitrol, Inc. common stock as well as the existing mutual funds as stated in the Plan document.

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company became the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Participants may elect to invest in the Company's common stock, which also qualifies as a party-in-interest transaction. Effective March 31, 2002, participants may not invest more than 15% of a current contribution in Technitrol Common Stock.

(5) Participant Loans

Participants may borrow up to the lesser of $50,000 or 50% of their account balance. Loans to participants are due in equal weekly or biweekly payments of principal and interest, and mature at various dates through August 2008. Interest rates are determined by the Plan administrator based on the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances.

(6) Plan Qualifications

On November 19, 1996, the Company received a determination letter from Internal Revenue Service indicating that the Plan and the Trust established there under are exempt from income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being adopted in compliance with the applicable requirements of the *Internal Revenue Code*. Amounts distributed or made available to participants or their beneficiaries are taxable according to the provisions of Section 402(a) of the *Internal Revenue Code*.

Schedule 1

PULSE ENGINEERING, INC. 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

		Fair value
Investments in Fidelity* Mutual Funds:		
Emerging Markets Fund	$	167,306
Export and Multinational Fund		538,789
Growth Company Fund		3,917,910
Growth and Income Portfolio		3,198,458
Intermediate Bond Fund		1,744,324
Low-Priced Stock Fund		1,206,783
Magellan Fund		1,603,614
Overseas Fund		427,008
Puritan Fund		475,152
Retirement Money Market Fund		4,410,979
Mid Capital Stock Fund		173,815
Freedom Income Fund		68,614
Freedom 2000 Fund		30,011
Freedom 2010 Fund		64,394
Freedom 2020 Fund		108,015
Freedom 2030 Fund		13,089
Freedom 2040 Fund		12,871
Concord Street Spartan Total Market Index Fund		63,460
Invesco Stock Funds Inc Dynamics Fund		29,995
		18,254,587
Technitrol, Inc. common stock*		178,683
Participant loans		557,469
Total investments	$	18,990,738

* Fidelity Management Trust Company and Technitrol, Inc. are related parties of the Plan.

See accompanying independent auditors' report.

PULSE ENGINEERING, INC. 401(k) PLAN

Schedule of Loans in Default

December 31, 2002

Identity and address of obligor	Original amount of loan	Amount received during the year		Defaulted Loan Amount 2002	Description	Amount overdue	
		Principal	Interest			Principal	Interest
Diane Johnson 17131 W. BERNARDO APT 204 SAN DIEGO CA 92127-1521	8,000	0	0	7,399	Issued at an interest rate of 10.5%, matures in 2/13/06 , payable in bi-monthly payments of $79.23, secured by participant's account	7,025	374
Diane Hyatt-Peterson 1110 DEVONSHIRE DRIVE SAN DIEGO CA 92107-4023	1,500	140	10	349	Issued at an interest rate of 10%, matures in 9/2/02 , payable in bi-monthly payments of $22.30, secured by participant's account	348	0
Carlos Cendana 181 BRANDYWOOD ST SAN DIEGO CA 92114-5847	10,000	0	0	8,411	Issued at an interest rate of 11.5%, matures in 6/13/05 , payable in bi-monthly payments of , secured by participant's account	7,976	435
Michael Mitchell 7029 JAMACHA ROAD SAN DIEGO CA 92114-3031	1,300	151	6	531	Issued at an interest rate of 9%, matures in 6/17/02 , payable in bi-monthly payments of $52.38 , secured by participant's account	514	17
Stephanie Luu 4378 MARLBOROUGH AVE #1 SAN DIEGO CA 92105-1174	11,247	0	0	10,992	Issued at an interest rate of 11.5%, matures in 6/7/10 , payable in bi-monthly payments of $72.89 , secured by participant's account	10,509	483
Ronald Flores 1907 MISTY CIRCLE ENCINITAS CA 92024-3139	15,000	860	737	11,844	Issued at an interest rate of 9.75%, matures in 7/13/09 , payable in bi-monthly payments of $90.42 , secured by participant's account	11,812	32
Maria Koetter 14216 SUTTER MILL WAY POWAY CA 92064-4964	4,500	0	0	2,926	Issued at an interest rate of 9.75%, matures in 2/2/04 , payable in bi-monthly payments of $43.80, secured by participant's account	2,718	208
Jimmy Graves 2274 UNION STREET SAN DIEGO CA 92101-1853	11,119	0	0	11,085	Issued at an interest rate of 9%, matures in 6/6/11 , payable in bi-monthly payments of $64.93 , secured by participant's account	9,338	1,747
William Grugel 2357 SUMMERWIND CARLSBAD CA 92008-3796	9,000	2,034	358	3,790	Issued at an interest rate of 11.5%, matures in 9/8/03 , payable in bi-monthly payments of $136.69, secured by participant's account	3,644	146
Carlos Murua 2460 LAURIE LANE SAN DIEGO CA 92105-4729	17,000	1,595	298	8,791	Issued at an interest rate of 10%, matures in 8/30/04 , payable in bi-monthly payments of $166.43,	8,600	191

PULSE ENGINEERING, INC. 401(k) PLAN

Schedule of Loans in Default

December 31, 2002

Identity and address of obligor	Original amount of loan	Amount received during the year		Defaulted Loan Amount 2002	Description	Amount overdue	
		Principal	Interest			Principal	Interest
					secured by participant's account		
An Nguyen 9175 WESTVALE ROAD SAN DIEGO CA 92129-3344	2,100	818	44	1,400	Issued at an interest rate of 7.75%, matures in 7/7/06 , payable in bi-monthly payments of $100.00, secured by participant's account	1,282	118

EXHIBIT INDEX

DOCUMENT

23. Consent of independent certified public accountants

Exhibit 23

Consent of Independent Certified Public Accountants

The Board of Directors
Pulse Engineering, Inc. 401(k) Plan:

We consent to the incorporation by reference in the registration statement (333-94073) on Form S-8 of Technitrol, Inc. of our report dated June 6, 2003 relating to the statements of net assets available for plan benefits of the Pulse Engineering, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended and related schedules, which report appears in the December 31, 2002 annual report on Form 11-K of the Pulse Engineering, Inc. 401(k) Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 25, 2003

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pulse Engineering, Inc. 401(k) Plan
(Name of Plan)

Date June 13, 2003



David W. Lacey
Vice President, Human Resources, Technitrol, Inc.